November 14, 2007

Ms. Sharon Blume

Reviewing Accountant

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	First State Financial Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 8, 2007
File No. 0-50992

Dear Ms. Blume:

We are writing in response to your comment letter dated November 8, 2007 regarding the First State Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 Filed March 8, 2007 (File No. 0-50992).

Please see our comments below in response to your letter.

Item 9A. Controls and Procedures, page 14

1. In the First State Financial Corporation Form 10-K for the Fiscal Year Ended December 31, 2006 and the First State Financial Corporation March 31, 2007 and June 30, 2007 Form 10-Q’s, we stated that our chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were adequate. In these filings the Company intended to say that the chief executive officer and chief financial officer concluded that the Company’s disclosure controls and procedures were effective. In future filings, commencing with its September 30, 2007 Form 10-Q, the Company will disclose the officer’s conclusions regarding the effectiveness of the Company’s disclosure controls and procedures.

In addition, First State Financial Corporation acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please feel free to contact me at 941-330-1867.

Sincerely,

/s/ Dennis Grinsteiner
Dennis Grinsteiner
Chief Financial Officer